Press Release
[Graphic omitted] Ahold
                                                              Royal Ahold
                                                              Public Relations

                                                         Date:  May 26, 2003
                                         For more information:  +31 75 659 57 20

Ahold obtains bank extension of deadline for delivery of audited accounts

o Completion of internal accounting investigations expected over next two weeks
o Estimated additional USD 29 mln reduction of pre-tax earnings as a result of internal investigations

Zaandam, The Netherlands, May 26, 2003 - Ahold today announced that its syndicate of banks has agreed to extend the deadlines for the provision of audited 2002 financial statements for Stop & Shop from May 31, 2003 to June 30, 2003 and audited 2002 consolidated financial statements for Ahold from June 30, 2003 to August 15, 2003. The Albert Heijn audited 2002 financial statements are to be provided no later than June 2, 2003.

The USD 915 million unsecured tranche of the Euro 2.65 billion credit facility announced on March 5, 2003, will remain available subject to the satisfaction of various conditions, including delivery of the 2002 audited financial statements on or before the new dates specified. In any event, based on the company's current cashflow projections, Ahold does not foresee the need for any drawings on the unsecured tranche prior to August 15, 2003. The deadline extensions under the facility confirm the company's continued access to sufficient liquidity notwithstanding the later than anticipated delivery of accounts.

The audit of Stop & Shop's 2002 financial statements is far along, but delays have occurred in particular with regard to accounting implications of treating Stop & Shop on a standalone basis. As a result, more time is required to complete the audit.

With respect to the audit of Ahold's 2002 consolidated financial statements, Deloitte & Touche confirmed that an important condition for resuming the audit was the completion of several internal investigations (or completion of certain identified key steps of such investigations) at U.S. Foodservice and at various operating and joint venture companies, all of which have been initiated by Ahold. Deloitte & Touche noted that, while important progress had been made in these investigations, various delays in the completion of these investigations had placed the resumption of important parts of the audit some four to six weeks behind schedule. The auditors did not provide any indication of the expected timing for the completion of the audit of the 2002 financial statements, but did give assurances of their commitment to an effective audit process once the conditions for resumption have been met.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302

http://www.ahold.com

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Ahold also today announced that internal forensic accounting investigations at
14 of its operating and joint venture companies were substantially complete and expected the investigations at the remaining three entities to be completed within the next two weeks. Based on the information received to date, intentional accounting irregularities involving earnings management and misapplications of generally accepted accounting principles were found, principally at the Tops Markets U.S. subsidiary. The amount of these accounting irregularities is approximately USD 29 million, which will require adjustments to reduce Ahold's pre-tax earnings.

The investigations completed thus far have also preliminarily identified or confirmed various accounting issues and internal control weaknesses. Management is studying the findings to assess whether additional adjustments may be required to correct any accounting errors that may affect results of operations and to identify needed improvements in controls and procedures at the relevant companies.

The adjustments referred to above exclude those required by the overstatement of pre-tax earnings at U.S. Foodservice as announced on May 8, 2003, adjustments that may be required at Disco with respect to the investigation underway there, and adjustments due to Ahold's decision to consolidate its joint ventures on the equity method.

The separate internal investigation at Disco in Argentina is expected to be completed shortly. Ahold is currently discussing with its local auditor, Ernst & Young, issues with respect to the resumption of the audit at Disco. Once all the investigations are completed, the company intends to review all findings with the audit committee to determine the necessary accounting adjustments. Ahold will also determine what steps must be taken to strengthen internal controls, to eliminate any improper accounting practices and to take whatever remedial actions are deemed necessary.

Ahold Corporate Communications: +31.75.659.57.20

Editors' note:

The company will host a conference call on Tuesday, May 27, 2003 at 4:00 p.m. CET. Dial-in number: +44 207 019 0810 / +1 210 234 0059. Passcode: Ahold. This conference call can also be followed through the Ahold website (www.ahold.com). Replay number: +1 402 220 0238.

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, statements as to the timing of the completion of the ongoing internal investigations, the expected timing of the completion of various audited 2002 financial statements, the expectation as to the need for the unsecured tranche of the credit facility, the statement as to continued access to sufficient liquidity, expectations as to possible accounting adjustments and the estimation as to the possible impact of adjustments for accounting irregularities on pre-tax earnings. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the timing of resumption of audit work for Ahold's 2002 financial statements and at Disco, possible delays in the completion of the 2002 audits of Albert Heijn, Stop & Shop, Ahold and Disco, Ahold's liquidity needs exceeding expected levels, completion of the ongoing internal investigations and the timing and the findings thereof, the Ahold Audit Committee's final determination regarding required accounting adjustments, the potential adverse impact of the announcements in this press release on Ahold's liquidity, and other factors and events discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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